SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)*



                              MEGADATA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    585145105
         --------------------------------------------------------------
                                 (CUSIP Number)



         G.S. BECKWITH GILBERT                       DENNIS J. BLOCK, ESQ.
FIELD POINT CAPITAL MANAGEMENT COMPANY         CADWALADER, WICKERSHAM & TAFT LLP
           47 ARCH STREET                               100 MAIDEN LANE
        GREENWICH, CT  06830                          NEW YORK, NY  10038
           (203) 629-8757                               (212) 504-5555
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                January 15, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 585145105                SCHEDULE 13D               Page 2 of 12 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       G.S. Beckwith Gilbert
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [x]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
5
        00
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)

        [ ]
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 2,653,515*

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                70,000**
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 2,653,515*

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                70,000**
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          2,723,515*
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          66.6%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------------------------------------------------------------------------------

*   Of these shares, 156,000 shares are held in Mr. Gilbert's IRA account.

** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

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CUSIP No. 585145105                SCHEDULE 13D               Page 3 of 12 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1
        Gilbert Family Trust
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [x]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
5
        00
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)

        [ ]
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 70,000

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 70,000

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          70,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          1.7%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          0O
--------------------------------------------------------------------------------

----------------------                                     ---------------------
CUSIP No. 585145105                SCHEDULE 13D               Page 4 of 12 Pages
----------------------                                     ---------------------

INTRODUCTION

      This is Amendment No. 6 to a statement on Schedule 13D (the "Original
Schedule 13D") filed by G.S. Beckwith Gilbert relating to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Megadata Corporation, a New York corporation ("Megadata" or the "Company"). Items 3, 4 and 5 of the
Schedule 13D are amended and supplemented as follows:

Item 3.     Source and Amount of Funds or Other Consideration

      See Item 4.

Item 4      Purpose of Transaction.

      The Company entered into a Debt Agreement with Mr. Gilbert, dated as of November 1, 2003, pursuant to which the Company and Mr. Gilbert agreed to modify certain terms and conditions of outstanding promissory notes previously issued by the Company to Mr. Gilbert. The principal amount of such previously issued notes was due at December 31, 2003, and the total amount due and owing as of November 1, 2003 was $ 8,466,465. Pursuant to the Debt Agreement, the Company issued a new note in replacement of those previously outstanding. Under the terms of the new note, interest is to be paid in fully paid and non-assessable shares of the Company's common stock. On January 15, 2004, the Company issued 600,000 non-assessable shares of common stock to Mr. Gilbert as payment of annual interest under the replacement note for fiscal 2004.

      A copy of the Debt Agreement is attached as Exhibit 7 hereto.

      Mr. Gilbert continues to have a significant equity interest in the Company and intends to participate in and influence the formulation of the business plans and strategies of the Company.

      Except as set forth above, Mr. Gilbert currently has no other plans or intentions which could result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, Mr. Gilbert and the Gilbert Family Trust had the following interest in the securities of the Company:

            (i) Mr. Gilbert beneficially owns 2,723,515 shares of Common Stock (including 156,000 shares held in Mr. Gilbert's IRA account and 70,000 shares held by the Gilbert Family Trust) representing approximately 66.6% of the Company's outstanding shares of Common Stock (based upon 3,488,115 shares of Megadata Common Stock outstanding as reported in Megadata's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003, adjusted for the issuance of 600,000 shares on January 15, 2004 by the Company to Mr. Gilbert). Mr. Gilbert disclaims beneficial ownership of the shares held by the Gilbert Family Trust.

----------------------                                     ---------------------
CUSIP No. 585145105                SCHEDULE 13D               Page 5 of 12 Pages
----------------------                                     ---------------------

            (ii) The Gilbert Family Trust beneficially owns 70,000 shares of Common Stock and is the beneficial owner of 1.7% of the Common Stock.

            (b) Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 2,653,515 shares of Common Stock beneficially owned by him and shares with the other Trustees power to vote or to direct the vote and power to dispose or to direct the disposition of the 70,000 shares beneficially owned by the Gilbert Family Trust.

            (c) There have been no purchases or sales of the Company's stock by Mr. Gilbert within the last sixty days, except that:

            (i) On January 15, 2004, pursuant to the Debt Agreement, 600,000 shares of Common Stock were transferred to Mr. Gilbert in payment of interest on the note.

            (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

            (e)   Not applicable.

Item 7.     Materials to be Filed as Exhibits.

            Exhibit 7      Debt Agreement, dated as of November 1, 2003.

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CUSIP No. 585145105                SCHEDULE 13D               Page 6 of 12 Pages
----------------------                                     ---------------------

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





DATE:  January 25, 2004



 /s/ G.S. Beckwith Gilbert
-----------------------------------
     G.S. Beckwith Gilbert

----------------------                                     ---------------------
CUSIP No. 585145105                SCHEDULE 13D               Page 7 of 12 Pages
----------------------                                     ---------------------

                                                                       Exhibit 7
                                                                       ---------

                                 DEBT AGREEMENT

      This Agreement is made and entered into this 1st day of November 2003, by and between G.S. Beckwith Gilbert, of 35 Vista Drive, Greenwich, Connecticut 06830 ("Lender"), and MEGADATA CORPORATION, a New York corporation, with its principal place of business at 35 Orville Drive, Bohemia, New York 11716 ("Borrower" or "Megadata"):


                                   WITNESSETH

WHEREAS, Megadata has issued numerous promissory notes to Lender for value received;

WHEREAS, the principal amount of such notes is due at December 31, 2003, with interest due and owing at the end of each calendar quarter at an annual rate of 9% calculated on the basis of a 360 day year;

WHEREAS, the total amount due and owing under the promissory notes as of November 1, 2003 is $ 8,466,465; and

WHEREAS, Lender and Megadata desire to modify certain terms and conditions of the outstanding promissory notes as of the date of this Agreement and issue a Replacement promissory note for value received upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, the parties hereby agree as follows:


1.    Defined Terms:

      "Fair Market Value Price" shall mean the price per share of Megadata's common stock as reported on the OTC Bulletin Board, NASDAQ or other national securities exchange, as applicable.

2. Modification of Previous Notes: All outstanding promissory notes previously issued to Lender totaling $ 8,466,465 in aggregate principal amount shall be modified as set forth herein.

3. Issuance and Terms of Replacement Note: For value received, Megadata shall issue a Replacement Note (the "Replacement Note") to Lender in the aggregate principal amount of $ 8,466,465. The Replacement Note will be in the form attached as Exhibit A hereto.

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CUSIP No. 585145105                SCHEDULE 13D               Page 8 of 12 Pages
----------------------                                     ---------------------

            Term. The principal amount of the Replacement Note, together with any and all accrued and unpaid interest thereon, shall be paid in full on November 1, 2004.

            Interest.           The Replacement Note shall bear interest on the
                                unpaid principal amount, from the date of issuance until paid in full. The amount of interest due and payable under the Replacement
                                Note for the period of November 1, 2003 through November 1, 2004 shall equal the amount obtained by multiplying 600,000 shares of Megadata common stock by the Fair Market Value Price of the Company's common stock on January 15, 2004.
                                Interest for the period of November 1, 2003 through November 1, 2004 will be paid in advance on January 15, 2004 in the form of 600,000 shares of Megadata common stock.

            Method of Payment.  The Replacement Note payments of interest will be in the form of fully paid and non-assessable shares of Megadata common stock. The Company will transfer 600,000 shares of common stock to Lender as payment of annual interest on the unpaid amount of the Replacement Note for each quarter commencing November 1, 2004. The Company will transfer the total annual interest payment in the form of common stock on a one-time annual basis.

            Limitations.        In addition to any other applicable resale
                                restrictions, Lender agrees that he shall not be permitted in any one fiscal quarter, to sell or transfer more than 150,000 shares of the total
                                600,000 shares of common stock issued by the Company pursuant to this agreement.

4.    Miscellaneous.

            Amendment and
              Modification.     This Agreement may be amended, modified
                                and supplemented only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

            Entire  Agreement.  This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

            Severability.       If any  provision of this Agreement shall be
                                determined to be invalid or unenforceable under law, such determination shall not affect the validity or enforceability of the remaining provisions of this Agreement.

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CUSIP No. 585145105                SCHEDULE 13D               Page 9 of 12 Pages
----------------------                                     ---------------------

            Governing Law;
              Jurisdiction.     This Agreement shall be governed by
                                and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

            Counterparts.       This Agreement may be executed in one or more
                                counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year written above.




MEGADATA CORPORATION
35 Orville Drive
Bohemia, New York 11716



By:  /s/ James T. Barry
   ---------------------------------
Name: James T. Barry
Title: President and Chief Executive Officer


By:  /s/ Louis J. Petrucelly
   ---------------------------------
Name: Louis J. Petrucelly
Title: Chief Financial Officer





G.S. Beckwith Gilbert
35 Vista Drive
Greenwich, Connecticut 06830


By:  /s/ G.S. Beckwith Gilbert
   ---------------------------------
Name: G.S. Beckwith Gilbert

----------------------                                    ----------------------
CUSIP No. 585145105                SCHEDULE 13D              Page 10 of 12 Pages
----------------------                                    ----------------------

                                                                       Exhibit A

                             SECURED PROMISORY NOTE


$  8,466,465                                                  New York, New York

                                                          As of November 1, 2003

      For value received, the Company and G.S. Beckwith Gilbert retire all notes issued prior to such date, the undersigned, MEGADATA CORPORATION, a New York corporation (hereinafter referred to as "Borrower"), hereby unconditionally PROMISES TO PAY to the order of G.S. Beckwith Gilbert ("Lender"), or his permitted assigns, to an account designated by Lender, in lawful money of the United States of America and in immediately available funds, the principal sum of eight million four hundred sixty six thousand and four hundred six five dollars ($8,466,465) together with interest on the unpaid principal amount of this note outstanding in the form of 600,000 shares of Megadata Common Stock.

      Interest due and owing hereunder shall be payable in the form of 600,000 shares of Megadata Common Stock. Interest for the period of November 1, 2003 through November 1, 2004 will be paid in advance on January 15, 2004 in the form of 600,000 non-assessable shares of Megadata Common Stock. The principal amount evidenced hereby will be repaid in full on November 1, 2004. All accrued and unpaid interest or any unpaid principal balance remaining unpaid hereunder as of November 1, 2004, shall be payable on such date.

      Notwithstanding the foregoing, the principal amount of the indebtedness evidenced hereby together with all accrued interest shall be immediately due and payable upon written notice to Borrower from Lender upon the happening of any of the following Events of Default:

      (a) Any representation or warranty in the Securities Purchase Agreement, dated September 18, 1996, between Borrower and Lender shall be untrue or incorrect in any material respect;

      (b) Any of the assets of Borrower shall be attached, seized, levied upon or subjected to a writ or distress warrant, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors of Borrower and shall remain unstayed or undismissed for thirty (30) consecutive days; or any person other than Borrower shall apply for the appointment of a receiver, trustee or custodian for any of the assets of Borrower and shall remain unstayed or undismissed for thirty (30) consecutive days; or Borrower shall have concealed, removed or permitted to be concealed or removed, any part of its property, with the intent to hinder, delay or defraud its creditors or any of them or made or suffered a transfer of any of its property or the incurring of an obligation which may be fraudulent under any bankruptcy, fraudulent conveyance or other similar law;

      (c) A case or proceeding shall have been commenced against Borrower in a court having competent jurisdiction seeking a decree or order in respect of Borrower (i) under title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable

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CUSIP No. 585145105                SCHEDULE 13D              Page 11 of 12 Pages
----------------------                                    ----------------------

federal, state or foreign bankruptcy or other similar law, (ii) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of Borrower or of any substantial part of its properties, or (iii) ordering the winding-up or liquidation of the affairs of Borrower and such case or proceeding shall remain undismissed or unstayed for thirty (30) consecutive days or such court shall enter a decree or order granting the relief sought in such case or proceeding;

      (d) Borrower shall (i) file a petition seeking relief under title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) consent to the institution of proceedings thereunder or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of Borrower or of any substantial part of its properties, (iii) fail generally to pay its debts as such debts become due, or (iv) take any corporate action in furtherance of any such action;

      (e) Final judgment or judgments (after the expiration of all times to appeal therefrom) for the payment of money in excess of $100,000 in the aggregate shall be rendered against Borrower and the same shall not be vacated, stayed, bonded, paid or discharged for a period of thirty (30) days; or

      (f) Any other event shall have occurred which would have a material adverse effect on Borrower or its assets or financial condition in Lender's reasonable judgment and Lender shall have been given Borrower at least twenty
(20) days notice thereof.

      As security for any and all liabilities of the Borrower to Lender, now existing or hereafter arising hereunder, or otherwise, Lender is hereby given a lien upon and a security interest in any and all moneys or other property (i.e., goods and merchandise, as well as any and all documents relative thereto; also, funds, securities. chooses in action and any and all other forms of property whether real, personal or mixed, and any right, title or interest of the Borrower therein or thereto), and/or the proceeds thereof, including (without limitation of the foregoing) that in safekeeping or in which Borrower may have any interest. In the event of the happening of any one or more Events of Default, Lender shall have all of the rights and remedies provided to a secured party by the Uniform Commercial Code in effect in New York State at that time and, in addition thereto, the Borrower further agrees that (1) in the event that notice is necessary, written notice delivered to the Borrower at its principal executive offices ten business days prior to the date of public sale of the property subject to the lien and security interest created herein or prior to the date after which private sale or any other disposition of said property will be made shall constitute reasonable notice, but notice given in any other reasonable manner or at any other reasonable time shall be sufficient, (2) in the event of sale or other disposition of such property, Lender may apply the proceeds of any such sale or disposition to the satisfaction of Lenders reasonable attorneys' fees, legal expenses and other costs and expenses incurred in connection with the retaking, holding, preparing for sale, and selling of the property, and (3) without precluding any other methods of sale, the sale of property shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of banks disposing of similar property.

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CUSIP No. 585145105                SCHEDULE 13D              Page 12 of 12 Pages
----------------------                                    ----------------------

      Demand, presentment, protest and notice of nonpayment and protest are hereby waived by Borrower.

      This Note has been executed, delivered and accepted in the State of New York and shall be interpreted, governed by, and construed in accordance with, the laws of the State of New York.


                                    MEGADATA CORPORATION


                                    By:  /s/ Louis J. Petrucelly
                                         ------------------------------
                                         Louis J. Petrucelly
                                         Title: Chief Financial Officer